Schlitt Investor Services, Inc.
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$	63,044
Commissions receivable		2,162
Prepaid expenses		1,502
Total assets	$	66,708

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	866
Payable to related party		11,141
Total liabilities		12,007
Commitments and contingencies		

Stockholders' equity

Common stock, $1 par value, 10,000 share authorized, 200 shares issued and outstanding		200
Additional paid-in capital		72,143
Retained earnings (accumulated deficit)		(17,642)
Total stockholders' equity		54,701
Total liabilities and stockholders' equity	$	66,708

The accompanying notes are an integral part of these financial statements.